Exhibit 99.3

Curaleaf Bolsters Executive Leadership Team with Three Key Hires

Ed Kremer Joins as Chief Financial Officer, Camilo Lyon is Named Chief Investment Officer and Mitch Hara Fills New Role of Chief Strategy Officer

WAKEFIELD, Mass., August 8, 2022 – Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, has announced three new hires joining the company’s executive leadership team this month. Ed Kremer will join as Chief Financial Officer, Camilo Lyon was named Chief Investment Officer, and Mitch Hara will be Chief Strategy Officer, a new role at the company. Mr. Kremer and Mr. Lyon will begin August 8 and Mr. Hara joined effective August 3.

The news comes as Matt Darin, who was named Curaleaf CEO in February of this year, has focused his first months of leadership on reorganizing the company for long term success, and on the heels of record-breaking second quarter earnings, the first under Darin as CEO. In May, Darin named Tyneeha Rivers the company's first Chief People Officer, to continue to drive Curaleaf’s culture and become the destination for the highest level of talent in the industry.

Newly appointed Chief Financial Officer Ed Kremer has most recently been working in the cannabis industry and brings a wealth of experience as a public CFO and leader at companies such as Oakley, Beats by Dre, and Oliver Peoples. Neil Davidson, Curaleaf’s Interim CFO, will work closely with Mr. Kremer during the transition period.

Camilo Lyon will lead Capital Markets and Investor Relations as Curaleaf’s first Chief Investment Officer. Mr. Lyon most recently worked as a Managing Director at BTIG, where he covered the consumer and cannabis sectors. He brings over 20 years of finance experience and a wealth of knowledge and relationships to the role.

In the newly created Chief Strategy Officer Role, Mitch Hara will oversee the company’s strategy functions including mergers and acquisitions, international, and research and development. Mr. Hara brings years of experience as a seasoned strategist, operator, and dealmaker on Wall Street and in cannabis, most recently as Head of M&A and Business Development at Clever Leaves International.

Chief Executive Officer Matt Darin said, “From the first day I assumed the CEO role, I have been relentlessly focused on three key areas: leadership and culture, operational excellence and delivering quality products and brands at scale. I firmly believe that the foundation of all successful organizations is leadership and culture, and I am confident that these three hires will ensure Curaleaf’s future as the global leader in product innovation, brands, quality and safety, legislative reform efforts, CSR and of course, talent. Ed, Camilo, and Mitch all bring robust industry experience; track records of business discipline, growth and success; and smart strategic insights that will drive Curaleaf towards fulfilling our long-term goals. I’m thrilled to welcome them to the leadership team, and I’d like to thank Neil Davidson for his continued commitment and contributions to Curaleaf.”

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 22 states with 136 dispensaries, 26 cultivation sites, and employs over 5,700 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction, and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

FORWARD-LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the hiring of Ed Kremer as Chief Financial Officer, Mitch Hara as Chief Strategy Officer and Camilo Lyon as Chief Investment Officer.

Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed March 9, 2022, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

IR@curaleaf.com

MEDIA CONTACTS

Curaleaf Holdings, Inc.

Tracy Brady, SVP Corporate Communications

Media@curaleaf.com